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                     September 11, 2023

       Mark Marinko
       Chief Financial Officer
       SunCoke Energy, Inc.
       1011 Warrenville Road , Suite 600
       Lisle , Illinois 60532

                                                        Re: SunCoke Energy,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 1-35243

       Dear Mark Marinko:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing